UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2024

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in accordance with the Securities Market legislation, hereby communicates the following:

INSIDE INFORMATION

BBVA has received a new communication from the Bank of Spain regarding the determination of its Minimum Requirement for own funds and Eligible Liabilities (“MREL”), set by the Single Resolution Board (“SRB”), which has been calculated taking into account the financial and supervisory information as of December 31, 2022. This communication repeals and supersedes the previous communication published on June 14, 2023 (with registration number 1887).

In accordance with this communication, BBVA must keep, upon receipt of the communication from the Bank of Spain, a volume of own funds and eligible liabilities equal to 22.79% of the total risk-weighted assets (“RWAs”) of its resolution group, on a sub consolidated1 level (the “MREL in RWAs”), of which 13.50% of the RWAs of its resolution group should be met with subordinated instruments (the “subordination requirement in RWAs”).

Additionally, BBVA must keep, upon receipt of the communication from the Bank of Spain, a volume of own funds and eligible liabilities in terms of total exposure considered for the purposes of calculating the leverage ratio of the 8.48% (the “MREL in LR”), of which 5.78% in terms of total exposure considered for the purposes of calculating the leverage ratio should be fulfilled with subordinated instruments (the “subordination requirement in LR”).

The MREL in RWAs and the subordination requirement in RWAs do not include the combined capital buffer requirement which, in accordance with current regulations and supervisory criteria, would stand at 3.61%.

The current structure of own funds and eligible liabilities of the resolution group complies with the MREL in RWAs, with the MREL in LR, with the subordination requirement in RWAs and with the subordination requirement in LR.

Madrid, March 27, 2024

1 In accordance with the MPE resolution strategy (“Multiple Point of Entry”) of BBVA Group, as established by the SRB, the resolution group consists of Banco Bilbao Vizcaya Argentaria, S.A. and subsidiaries belonging to the same European resolution group. As of December 31, 2022, the RWAs of the resolution group amounted to 206,987 million euros and the total exposure considered for calculating the leverage ratio amounted to 491,430 million euros.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: March 27, 2024	By:	/s/ Eduardo Ávila Zaragoza
	Name:	Eduardo Ávila Zaragoza
	Title:	Head of supervisory relations